Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 7, 2022
Relating to Preliminary Prospectus dated June 6, 2022
Registration No. 333-264692

GREAT ELM GROUP, INC.
$25,000,000
7.25% Notes Due 2027

Pricing Term Sheet
June 7, 2022

The following sets forth the final terms of the 7.25% Notes due 2027 (the “Notes”) and should only be read together with the preliminary prospectus dated June 6, 2022, relating to the Notes (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. All references to dollar amounts are references to U.S. Dollars.

Issuer:	Great Elm Group, Inc. (the “Company”)

Title of the Securities:	7.25% Notes due 2027

Rating:*	BBB- (Egan-Jones)

Initial Aggregate Principal Amount Being Offered:	$25,000,000

Over-Allotment Option:	Up to $3,750,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Issue Price:	$25.00

Principal Payable at Maturity:
100% of the aggregate principal amount. The outstanding principal amount of the Notes will be payable on the stated maturity date at the office of the trustee, paying agent and security registrar for the Notes or at such other office as the Company may designate.

Type of Note:	Fixed-rate note

Listing:	The Company intends to list the Notes on Nasdaq within 30 days of the original issue date under the trading symbol “GEGGL”.

Stated Maturity Date:	June 30, 2027

Interest Rate:	7.25% per year

Underwriting Discount:	3.125% (or $781,250 total assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	96.875% (or $24,218,750 total assuming the over-allotment option is not exercised)

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	June 7, 2022

Settlement Date:	June 9, 2022 (T+2)

Date Interest Starts Accruing:	June 9, 2022

Interest Payment Dates:
Each March 31, June 30, September 30 and December 31, commencing June 30, 2022. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:
The initial interest period will be the period from and including June 9, 2022, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City are authorized or required by law or executive order to close.

Optional Redemption:
The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 30, 2024, upon not less than 15 days’ nor more than 60 days’ written notice by mail prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but not including, the date fixed for redemption.

CUSIP / ISIN:	39037G 208/ US39037G2084

Use of Proceeds:
The Company expects to use the net proceeds of this offering (i) to make investments in Monomoy Properties REIT, LLC and/or (ii) for general corporate purposes, including making opportunistic investments and refinancing subsidiary preferred stock or other indebtedness.

Book-Running Managers:	Oppenheimer & Co. Inc. B. Riley Securities, Inc. Janney Montgomery Scott LLC Ladenburg Thalmann & Co. Inc.

Trustee, Paying Agent, and Security Registrar:	American Stock Transfer & Trust Company, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus you request them by calling Oppenheimer & Co. Inc. toll-free at (212) 667-5040 or emailing FixedIncomeProspectus@opco.com.